Via Facsimile and U.S. Mail
Mail Stop 6010

November 15, 2007

Arthur S. Przybyl
Chief Executive Officer
Akorn, Inc.
2500 Millbrook Drive
Buffalo Grove, Illinois 60089

**Re:	Akorn, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File Number: 001-32360

Dear Mr. Przybyl:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief